BofA Securities, Inc.
One Bryant Park
New York, New York 10036

SVB Leerink LLC
1301 6th Ave
New York, NY 10019

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629

April 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Margaret Schwartz
Ms. Suzanne Hayes
Ms. Tracie Mariner
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

Re: VectivBio Holding AG
Registration Statement on Form F-1
File No. 333-254523

Acceleration Request
Requested Date: April 8, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of VectivBio Holding AG (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on April 8, 2021, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/Michele A.H. Allong
Authorized Signatory

SVB LEERINK LLC

By:	/s/Gabriel Cavazos
Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/John Hoffman
Authorized Signatory

[Signature Page to Acceleration Request]